THE LAW OFFICE OF
CONRAD C. LYSIAK
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

September 15, 2009

Mr. Tom Kluck, Esq.
Legal Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Montreal Services Company
Form S-1 Registration Statement
File No. 333-160128

Dear Mr. Kluck:

In response to your letter of comments dated September 11, 2009, please be advised as follows:

General

1.   The disclosure has been revised to delete reference to marketing and IT positions.

Dilution

2.  The information requested has been provided.

Regulations

3.   The disclosure has been revised as requested.

Other

4.  Per our telephone conference, disclosure in the MD&A section has been revised.  The Company=s only concern relates to the economy.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Montreal Services Company